ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

26 March 2002

BY EXPRESS MAIL

02 APR 15 AM 9:15

02028351

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

Roly International Holdings Ltd.
Substantial increase in price on the Exchange

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 25 March 2002.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

PROCESSED
APR 19 2002
THOMSON FINANCIAL

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

Encl.

dlw 4/15

22/F. - 24/F., CITY LANDMARK I, 68 CHUNG ON STREET, TSUEN WAN, HONG KONG.
TEL.: 852-2941 8888 FAX: 852-2739 8010

MASNET No. 110 OF 25.03.2002
Announcement No. 121

ROLY INTERNATIONAL HOLDINGS LTD

Substantial increase in price on the Exchange

This announcement is made in response to the enquiry letter from the Singapore Exchange Securities Trading Limited dated 25 March 2002 regarding the substantial increase in price of the shares in Roly International Holdings Ltd. ("Company") on the Singapore Exchange.

Save as disclosed previously, the Company and its directors are not aware of any material information and circumstances which could have contributed to the increase in price of the Company's shares recently.

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 25/03/2002 to the SGX